

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2021

Steve Reichling
Chief Financial Officer
Accelerate Diagnostics, Inc
3950 South Country Club Road, Suite 470
Tucson, AZ 85714

>   **Re: Accelerate Diagnostics, Inc**
>   **Registration Statement on Form S-3**
>   **Filed on January 27, 2021**
>   **File No. 333-252470**

Dear Mr. Reichling:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dillon Hagius at 202-551-7976 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Dan Mahoney